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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Homebanc Corp.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
43738R109
(CUSIP Number)
January 23, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	43738R109	Page	2	of	11

1	NAMES OF REPORTING PERSONS: North Run Capital, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-4504416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		4,741,200**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,741,200**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,741,200**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.34%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*             SEE INSTRUCTIONS BEFORE FILLING OUT
**            SEE ITEM 4.

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CUSIP No.	43738R109	Page	3	of	11

1	NAMES OF REPORTING PERSONS: North Run GP, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
37-1438821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		4,741,200**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,741,200**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,741,200**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.34%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*               SEE INSTRUCTIONS BEFORE FILLING OUT
**             SEE ITEM 4.

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CUSIP No.	43738R109	Page	4	of	11

1	NAMES OF REPORTING PERSONS: North Run Advisors, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
35-2177955

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		4,741,200**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,741,200**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,741,200**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.34%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*               SEE INSTRUCTIONS BEFORE FILLING OUT
**             SEE ITEM 4.

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CUSIP No.	43738R109	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Todd B. Hammer

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		4,741,200**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,741,200**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,741,200**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.34%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*               SEE INSTRUCTIONS BEFORE FILLING OUT
**             SEE ITEM 4.

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CUSIP No.	43738R109	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Thomas B. Ellis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		4,741,200**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,741,200**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,741,200**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.34%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*               SEE INSTRUCTIONS BEFORE FILLING OUT
**             SEE ITEM 4.

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of common stock of Homebanc Corp. a Georgia corporation (the “Issuer”) purchased by the Master Fund.
Item 1(a) Name of Issuer.
Homebanc Corp.
Item 1(b) Address of Issuer’s Principal Executive Offices.
2002 Summit Boulevard, Suite 100
Atlanta, Georgia, 30319
Item 2(a) Name of Person Filing.
(1)	North Run Capital, LP

(2)	North Run GP, LP

(3)	North Run Advisors, LLC

(4)	Todd B. Hammer

(5)	Thomas B. Ellis
Item 2(b) Address of Principal Business Office, or, if none, Residence.
(1)	For all Filers: One International Place, Suite 2401 Boston, MA 02110 (617) 310-6130

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Item 2(c) Citizenship or Place of Organization.
(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run GP, LP is a Delaware limited partnership.

(3)	North Run Advisors, LLC is a Delaware limited liability company.

(4)	Todd B. Hammer is a U.S. citizen.

(5)	Thomas B. Ellis is a U.S. citizen.
Item 2(d) Title of Class of Securities.
Common stock, par value $0.01 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
43738R109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4 Ownership.
(a)	North Run, the GP, the Investment Manager, Todd B. Hammer, and Thomas B. Ellis may be deemed the beneficial owners of 4,741,200 shares of Common Stock.

(b)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 8.34% of the outstanding shares of Common Stock. This percentage was determined by dividing 4,741,200 by 56,838,725, which is the number of shares of Common Stock outstanding as of November 7, 2006, according to the Issuer’s Form 10-Q filed on November 9, 2006 with the Securities Exchange Commission.

(c)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the sole power to vote and dispose of the 4,741,200 shares of Common Stock beneficially owned.
Item 5 Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
All securities reported in this schedule are owned by clients of the Investment Manager. To the knowledge of the Investment Manager, no one client owns more than 5% of the Common Stock.

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Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.

Item 8	Identification and Classification of Members of the Group.
Not Applicable.
Item 9 Notice of Dissolution of Group.
Not Applicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement, dated February 1, 2007, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2007
NORTH RUN CAPITAL, LP

	By:	North Run Advisors, LLC
its general partner

		By:	/s/ Thomas B. Ellis
		Name:	Thomas B. Ellis
		Title:	Member

and

		By:	/s/ Todd B. Hammer
		Name:	Todd B. Hammer
		Title:	Member

NORTH RUN GP, LP

	By:	North Run Advisors, LLC
its general partner

		By:	/s/ Thomas B. Ellis
		Name:	Thomas B. Ellis
		Title:	Member

and

		By:	/s/ Todd B. Hammer
		Name:	Todd B. Hammer
		Title:	Member

NORTH RUN ADVISORS, LLC

	By:	/s/ Thomas B. Ellis

	Name:	Thomas	B. Ellis
	Title:	Member

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and

By:	/s/ Todd B. Hammer

Name:	Todd B. Hammer
Title:	Member

/s/ Thomas B. Ellis

Thomas B. Ellis
/s/ Todd B. Hammer

Todd B. Hammer

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